Youth Enhancement Systems, Inc

4770 Biscayne Blvd., Suite 1400

Miami, Florida 33137

(305) 576-6889

Via Edgar

February 12, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20002

Re: Youth Enhancement Systems, Inc.

Request to Withdraw Registration Statement on Form10-SB (RW)

SEC File Number 000-28201

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Youth Enhancement Systems, Inc. (the “Registrant”) hereby requests immediate withdrawal of its Registration Statement on Form 10-SB (File No. 000-28201), which was filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2007 along with any amendments and exhibits (the “Registration Statement”).

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registrant is withdrawing the Registration Statement because of syndication issues with its former name “Maxplanet Corp and until such time as the registrant is able to change the name tag on the EDGAR system to reflect the company name change. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934, as amended.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (305) 531-1174, or the Company’s counsel, Melissa K. Rice at (941) 954-1900.

Very truly yours,

By:	/s/ Joseph I. Emas
Joseph I. Emas Chief Executive Officer